Exhibit 23.2
Consent of Independent Auditors
We consent to the reference to our firm under the caption ‘‘Experts’’ in the Form S-3 Registration Statement (No. 333-        ) and related Prospectus of WESCO International, Inc. and WESCO Distribution, Inc. for the registration of $300,000,000 aggregate principal amount of WESCO International, Inc.’s 1.75% Convertible Senior Debentures due 2026 and the incorporation by reference therein of our report dated March 10, 2006 relating to the consolidated financial statements of Communications Supply Holdings, Inc. & Subsidiary for the year ended December 30, 2005 and the period from inception (May 4, 2004) through December 31, 2004 and of the Predecessor for the period from December 27, 2003 through May 3, 2004, appearing in the Form 8-K of WESCO International, Inc. filed with the Securities and Exchange Commission on November 8, 2006.
/s/ Ernst & Young LLP
Chicago, Illinois
March 29, 2007